33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

August 3, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
Th~~e Chuo Mitsui Trust and Banking~~ Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 1ST QUARTER OF FISCAL YEAR 2007
<CONSOLIDATED>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dw 8/7

Mitsui Trust Holdings, Inc.

Business Results for the 1st Quarter of Fiscal Year 2007 <Consolidated>

33-1, Shiba 3-chome, Minato-Ku, Tokyo 105-8574 Japan

Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number: 8309

(URL http://www.mitsuitrust-fg.co.jp/)

President: Kazuo Tanabe

1.Business Results for the 1st Quarter of Fiscal Year 2007 (from April 1, 2007 to June 30, 2007)

(1)Business Results <Note>Amounts less than million yen are omitted

	Ordinary Income	(year on year change)	Ordinary Profit	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Quarter FY2007	114,201	14.5	34,775	(0.8)	20,182	(42.0)
1st Quarter FY2006	99,745	(8.7)	35,043	130.2	34,768	254.1
FY2006	447,101		159,973		112,793	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Quarter FY2007	22.30	11.25
1st Quarter FY2006	42.26	19.39
FY2006	123.33	62.88

Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2)Financial Position

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	yen in millions	yen in millions	%	yen in millions
1st Quarter FY2007	14,110,305	1,160,292	7.3	690.67
1st Quarter FY2006	13,323,201	898,029	6.7	436.96
FY2006	14,090,523	1,137,364	7.1	661.98

2. Estimate for This Fiscal Year (from April 1, 2007 to March 31, 2008)

	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]	Estimate of Net Income per Common Share
	yen in millions	%	yen in millions	%	yen in millions	%	Yen
1st Half	220,000	2.7	65,000	(5.1)	35,000	(47.7)	38.66
Annual	470,000	5.1	155,000	(3.1)	85,000	(24.6)	88.96

The above estimates are based on information available at this moment and plan. Actual results may differ form the estimates, depending on future events.

With regard to the estimates for the fiscal year, there are no changes in the estimated figures announced on May 18, 2007.

3. Others

(1) Changes in important Subsidiaries and Affiliates (Specified Subsidiary) : None

(2) Adoption of simplified accounting methods: None

(3) Changes in the accounting methods from the ones applied in the previous year: None

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets(Unaudited)

(in millions of yen)	As of March 31, 2007	As of June 30, 2007	change	As of June 30, 2006
ASSETS				
Cash and due from banks	498,096	431,174	(66,922)	246,380
Call loans and bills bought	111,121	207,895	96,774	101,716
Receivables under resale agreements	-	-	-	900
Receivables under securities borrowing transactions	80,099	74,711	(5,388)	68,547
Monetary claims bought	104,146	102,943	(1,202)	106,099
Trading assets	52,803	110,188	57,385	67,578
Money held in trust	2,710	2,739	28	5,588
Securities	4,511,730	4,605,117	93,387	3,742,019
Loans and bills discounted	7,377,362	7,209,336	(168,025)	7,208,146
Foreign exchanges	940	1,017	76	898
Other assets	351,678	401,164	49,485	421,961
Tangible fixed assets	203,672	201,866	(1,805)	208,549
Intangible fixed assets	77,163	76,202	(960)	46,059
Deferred tax assets	82,850	68,116	(14,734)	190,797
Customers' liabilities for acceptances and guarantees	711,121	692,386	(18,735)	963,052
Reserve for possible loan losses	(74,974)	(74,554)	419	(55,096)
Total assets	**14,090,523**	**14,110,305**	**19,782**	**13,323,201**
LIABILITIES				
Deposits	8,143,660	8,275,205	131,544	8,179,210
Negotiable certificates of deposit	386,050	329,650	(56,400)	304,270
Call money and bills sold	547,378	451,969	(95,408)	409,849
Payables under repurchase agreements	114,467	111,216	(3,250)	25,603
Payables under securities lending transactions	1,062,543	1,130,112	67,568	852,359
Commercial paper	-	-	-	2,000
Trading liabilities	4,398	7,462	3,064	8,715
Borrowed money	393,235	374,520	(18,715)	162,532
Foreign exchanges	48	172	123	363
Subordinated bonds	195,119	199,692	4,572	209,626
Subordinated convertible bonds	47	47	-	120
Payables to trust account	1,222,593	1,172,666	(49,927)	1,095,824
Other liabilities	131,796	165,263	33,467	178,320
Reserve for employee' bonus payment	3,247	90	(3,157)	48
Reserve for employee retirement benefits	2,107	2,142	35	1,898
Reserve for retirement benefits for directors and corporate auditors	1,060	1,041	(19)	-
Reserve for possible losses related to land trust	9,934	9,710	(223)	8,732
Deferred tax liabilities	24,346	26,662	2,316	22,643
Acceptances and guarantees	711,121	692,386	(18,735)	963,052
Total liabilities	**12,953,158**	**12,950,013**	**(3,145)**	**12,425,172**
NET ASSETS				
Common stock and preferred stock	261,608	261,608	-	261,579
Capital surplus	127,342	127,342	0	126,298
Retained earnings	378,812	389,991	11,178	300,783
Treasury stock	(195)	(225)	(29)	(1,140)
Total owners' equity	767,568	778,717	11,149	687,521
Net unrealized gains on available-for-sale securities	259,248	274,356	15,107	147,937
Net deferred losses on hedging instruments, net of taxes	(7,439)	(12,183)	(4,743)	(27,751)
Land revaluation defference	(15,532)	(15,532)	-	(15,527)
Foreign currency translation adjustments	53	13	(39)	(425)
Total valuation and translation adjustments	236,329	246,653	10,324	104,233
Minority interest	133,467	134,921	1,453	106,274
Total nets assets	**1,137,364**	**1,160,292**	**22,927**	**898,029**
Total liabilities, and net assets	**14,090,523**	**14,110,305**	**19,782**	**13,323,201**

<Note>Amounts less than one million yen are omitted

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income(Unaudited)

(in millions of yen)	1st Quarter FY 2006	1st Quarter FY 2007	Change	FY 2006
Ordinary income	**99,745**	**114,201**	**14,455**	**447,101**
Trust fees	15,271	15,547	276	75,565
Interest income	29,361	52,385	23,024	161,448
Interest on loans and bills discounted	17,076	26,545	9,468	84,450
Interest and dividends on securities	10,696	24,101	13,405	70,958
Fees and commissions	28,041	32,261	4,220	133,119
Trading gains	1,185	691	(493)	3,291
Other operating income	773	969	196	6,491
Other income	25,113	12,344	(12,768)	67,185
Ordinary expenses	**64,701**	**79,425**	**14,723**	**287,127**
Interest expenses	11,797	23,509	11,712	62,607
Interest on deposits	4,796	9,408	(4,611)	25,456
Fees and commissions	3,709	3,415	(294)	15,059
Trading losses	-	-	-	120
Other operating expenses	1,603	1,132	(471)	5,846
General and administrative expenses	33,811	35,020	1,209	121,725
Other expenses	13,780	16,,347	2,567	81,768
Ordinary profits	**35,043**	**34,775**	**(267)**	**159,973**
Extraordinary profits	**4,924**	**780**	**(4,143)**	**20,904**
Extraordinary losses	**69**	**87**	**18**	**1,245**
Income before income taxes and minority interests	**39,898**	**35,468**	**(4,430)**	**179,632**
Provision for income taxes	**2,805**	**3,131**	**325**	**19,003**
Deferred income taxes	**811**	**10,658**	**9,847**	**41,905**
Minority interests in net income	**1,512**	**1,495**	**(17)**	**5,930**
Net income	**34,768**	**20,182**	**(14,586)**	**112,793**

<Note>Amounts less than one million yen are omitted

Mitsui Trust Holdings, Inc.

Consolidated Statement of Changes in Net Asset(Unaudited)

(from April 1, 2006 to June 30, 2006) (in millions of yen)

	Owners' Equity				
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the end of previous period	261,579	126,297	274,583	(1,090)	661,369
Changes of items during the period					
Dividends from surplus	-	-	(8,569)	-	(8,569)
Net income	-	-	34,768	-	34,768
Acquisition of treasury stock	-	-	-	(51)	(51)
Disposal of treasury stock	-	1	-	1	3
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	1	26,199	(49)	26,151
Balance at the end of the current period	261,579	126,298	300,783	(1,140)	687,521

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Gains on Available-for-Sale Securities	Net Deferred Losses on Hedging Instruments, Net of Tax	Land Revaluation Defference	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at the end of previous period	213,547	-	(15,527)	(539)	197,480	106,541	965,391
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(8,569)
Net income	-	-	-	-	-	-	34,768
Acquisition of treasury stock	-	-	-	-	-	-	(51)
Disposal of treasury stock	-	-	-	-	-	-	3
Net changes of items other than owners' equity	(65,609)	(27,751)	-	114	(93,247)	(266)	(93,514)
Total changes of items during the period	(65,609)	(27,751)	-	114	(93,247)	(266)	(67,362)
Balance at the end of the current period	147,937	(27,751)	(15,527)	(425)	104,233	106,274	898,029

<Note>Amounts less than one million yen are omitted

(from April 1, 2007 to June 30, 2007) (in millions of yen)

	Owners' Equity				
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the end of previous period	261,608	127,342	378,812	(195)	767,568
Changes of items during the period					
Dividends from surplus	-	-	(9,003)	-	(9,003)
Net income	-	-	20,182	-	20,182
Acquisition of treasury stock	-	-	-	(32)	(32)
Disposal of treasury stock	-	0	-	2	3
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	0	11,178	(29)	11,149
Balance at the end of the current period	261,608	127,342	389,991	(225)	778,717

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Gains on Available-for-Sale Securities	Net Deferred Losses on Hedging Instruments, Net of Tax	Land Revaluation Defference	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at the end of previous period	259,248	(7,439)	(15,532)	53	236,329	133,467	1,137,364
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(9,003)
Net income	-	-	-	-	-	-	20,182
Acquisition of treasury stock	-	-	-	-	-	-	(32)
Disposal of treasury stock	-	-	-	-	-	-	3
Net changes of items other than owners' equity	15,107	(4,743)	-	(39)	10,324	1,453	11,778
Total changes of items during the period	15,107	(4,743)	-	(39)	10,324	1,453	22,927
Balance at the end of the current period	274,356	(12,183)	(15,532)	13	246,653	134,921	1,160,292

<Note>Amounts less than one million yen are omitted

(from April 1, 2006 to March 31, 2007) (in millions of yen)

	Owners' Equity				
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the end of previous period	261,579	126,297	274,583	(1,090)	661,369
Changes of items during the period					
Conversion of convertible bonds	29	29	-	-	58
Dividends from surplus	-	-	(8,569)	-	(8,569)
Net income	-	-	112,793	-	112,793
Acquisition of treasury stock	-	-	-	(246)	(246)
Disposal of treasury stock	-	1,015	-	1,141	2,157
Reversal of land revaluation difference	-	-	5	-	5
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	29	1,045	104,229	894	106,198
Balance at the end of the current period	261,608	127,342	378,812	(195)	767,568

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Gains on Available-for-Sale Securities	Net Deferred Losses on Hedging Instruments, Net of Tax	Land Revaluation Defference	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at the end of previous period	213,547	-	(15,527)	(539)	197,480	106,541	965,391
Changes of items during the period							
Conversion of convertible bonds	-	-	-	-	-	-	58
Dividends from surplus	-	-	-	-	-	-	(8,569)
Net income	-	-	-	-	-	-	112,793
Acquisition of treasury stock	-	-	-	-	-	-	(246)
Disposal of treasury stock	-	-	-	-	-	-	2,157
Reversal of land revaluation difference	-	-	-	-	-	-	5
Net changes of items other than owners' equity	45,701	(7,439)	(5)	592	38,849	26,925	65,774
Total changes of items during the period	45,701	(7,439)	(5)	592	38,849	26,925	171,973
Balance at the end of the current period	259,248	(7,439)	(15,532)	53	236,329	133,467	1,137,364

<Note>Amounts less than one million yen are omitted

Financial Highlights for 1st Quarter of FY3/08

August 2, 2007

Mitsui Trust Holdings, Inc.

[Table of Contents]

Figures for the 1st Quarter of FY3/08 are not audited.

1.Summary of Profit and Loss

(1)Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Yen billion) 《Reference》

	1Q FY3/08	Change	1Q FY3/07	FY3/07
Operating income	30.7	6.6	24.1	25.8
Operating profit	28.9	6.2	22.7	19.6
Ordinary profit	28.9	6.2	22.7	19.1
Net income	28.9	6.2	22.6	19.1

(2)Mitsui Trust Holdings, Consolidated

【Consolidated】 (Yen billion) 《Reference》

	1Q FY3/08	Change	1Q FY3/07	FY3/07
Ordinary income	114.2	14.4	99.7	447.1
Ordinary profit	34.7	(0.2)	35.0	159.9
Net income	20.1	(14.5)	34.7	112.7

Subsidiaries and affiliates No. of companies

	As of 6/07	Change	As of 6/06	As of 3/07
Number of consolidated subsidiaries	27	-	27	27
No. of affiliates accounted for by the equity methods	3	-	3	3

(3)Combined totals from The Chuo Mitsui Trust and Banking [CMTB] and Mitsui Asset Trust and Banking [MATB]

【CMTB + MATB】 (Yen billion) 《Reference》

	1Q FY3/08	Change	1Q FY3/07	FY3/07
Gross operating profit	70.5	18.1	52.3	275.3
[Gross operating profit (after trust a/c credit costs)]	[69.4]	[19.8]	[49.6]	[269.7]
Trust fees	16.6	(1.4)	18.0	81.1
[Trust fees (after trust a/c credit costs)]	[15.5]	[0.2]	[15.2]	[75.6]
Fees on loan trusts and JODMTs*, before trust a/c credit costs	3.8	(1.7)	5.5	28.4
Other trust fees	12.7	0.3	12.4	52.7
Trust a/c credit costs (minus)	1.0	(1.6)	2.7	5.5
Net interest income	33.3	15.1	18.2	104.9
Net fees and commissions	19.9	3.9	15.9	86.2
Net trading profit	0.6	(0.4)	1.1	3.1
Net other operating profit	(0.1)	0.9	(1.0)	(0.2)
Net bond related profit	(0.4)	0.9	(1.3)	(0.1)
Operating expense (minus)	28.0	3.9	24.0	98.2
Pre-provision profit	42.5	14.2	28.3	177.0
[Excluding net bond related profit]	[42.9]	[13.2]	[29.7]	[177.2]
Transfer to the general reserve (minus)	-	-	-	16.3
Net operating profit before trust a/c credit costs	42.5	14.2	28.3	160.7
Net operating profit	41.4	15.8	25.5	155.1
Net other profit	(3.7)	(10.2)	6.5	(1.0)
Net stock related profit	1.8	(6.1)	7.9	8.6
Banking a/c credit costs	0.9	0.4	0.4	7.9
Recurring profit	37.7	5.5	32.1	154.1
Extraordinary profit	0.7	(4.6)	5.4	18.1
Net transfer from reserve for possible loan losses [Note]	0.2	(4.2)	4.4	0.0
Net income before income tax	38.4	0.9	37.5	172.3
Current income taxes (minus)	2.4	0.7	1.6	10.5
Deferred income taxes (minus)	10.1	9.3	0.7	43.3
Net income	25.9	(9.2)	35.1	118.4

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve for possible loan losses as of 1Q FY3/07 is posted as extraordinary profit for CMTB and MATB
Net of transfer from general reserve for possible loan losses as of 1Q FY3/08 is posted as extraordinary profit for CMTB

	1Q FY3/08	Change	1Q FY3/07	FY3/07
Credit Costs (minus)	1.7	2.9	(1.1)	29.7

《Reference》

【CMTB】【MATB】 (Yen billion)

	CMTB			MATB		
	1Q FY3/08	Change	1Q FY3/07	1Q FY3/08	Change	1Q FY3/07
Gross operating profit	59.8	16.9	42.9	10.6	1.2	9.4
[Gross operating profit (after trust a/c credit costs)]	[58.7]	[18.5]	[40.2]	[10.6]	[1.2]	[9.4]
Trust fees	5.7	(1.6)	7.4	10.8	0.2	10.5
[Trust fees (after trust a/c credit costs)]	[4.6]	[(0.0)]	[4.6]	[10.8]	[0.2]	[10.5]
Fees on loan trusts and JODMTs*, before trust a/c credit costs	3.8	(1.7)	5.5	-	-	-
Other trust fees	1.9	0.0	1.8	10.8	0.2	10.5
Trust a/c credit costs (minus)	1.0	(1.6)	2.7	-	-	-
Net interest income	33.4	15.1	18.2	(0.0)	(0.0)	0.0
Net fees and commissions	20.1	2.9	17.1	(0.1)	0.9	(1.1)
Net trading profit	0.6	(0.4)	1.1	-	-	-
Net other operating profit	(0.1)	0.9	(1.0)	-	(0.0)	0.0
Net bond related profit	(0.4)	0.9	(1.3)	-	(0.0)	0.0
Operating expense (minus)	24.3	3.5	20.7	3.6	0.3	3.3
Pre-provision profit	35.5	13.3	22.2	6.9	0.9	6.0
[Excluding net bond related profit]	[36.0]	[12.3]	[23.6]	[6.9]	[0.9]	[6.0]
Transfer to the general reserve (minus)	-	-	-	-	-	-
Net operating profit before trust a/c credit costs	35.5	13.3	22.2	6.9	0.9	6.0
Net operating profit	34.4	14.9	19.4	6.9	0.9	6.0
Net other profit	(3.4)	(10.3)	6.8	(0.2)	0.0	(0.2)
Net stock related profit	1.8	(6.1)	7.9	-	-	-
Banking a/c credit costs (minus)	0.9	0.4	0.4	-	-	-
Recurring profit	31.0	4.6	26.3	6.6	0.9	5.7
Extraordinary profit	0.7	(4.6)	5.3	(0.0)	(0.0)	0.0
Net transfer from reserve for possible loan losses [Note]	0.2	(4.1)	4.4	-	(0.0)	0.0
Net income before income tax	31.7	0.0	31.7	6.6	0.9	5.7
Current income taxes (minus)	0.2	0.1	0.1	2.1	0.6	1.5
Deferred income taxes (minus)	9.6	9.6	-	0.5	(0.2)	0.7
Net income	21.9	(9.7)	31.6	3.9	0.4	3.5

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve for possible loan losses as of 1Q FY3/07 is posted as extraordinary profit for CMTB and MATB
Net of transfer from general reserve for possible loan losses as of 1Q FY3/08 is posted as extraordinary profit for CMTB

Credit Costs (minus)	1.7	2.9	(1.1)	-	0.0	(0.0)

2. Disclosure by Category under the Financial Revitalization Law

【CMTB】

(Yen billion)

	As of 6/07 (a)	(a-b)	As of 3/07 (b)	《Reference》 As of 6/06
Bankruptcy and virtual bankruptcy	12.5	0.3	12.1	20.5
Banking account	10.1	0.4	9.6	14.8
Trust account	2.3	(0.0)	2.4	5.7
High risk	45.7	(3.6)	49.3	58.4
Banking account	37.5	(3.0)	40.6	50.3
Trust account	8.1	(0.5)	8.7	8.0
Close observation	82.1	(0.6)	82.8	68.1
Banking account	69.3	(0.5)	69.8	63.0
Trust account	12.8	(0.0)	12.9	5.1
Total <1>	140.4	(3.9)	144.3	147.2
Banking account	117.0	(3.1)	120.2	128.1
Trust account	23.3	(0.7)	24.1	19.0
Total assets	8,245.4	(213.2)	8,458.7	8,635.2
(%)				
Ratio of <1> to total assets	1.7	(0.0)	1.7	1.7

3.Capital Adequacy Ratio

As the new BIS standard (Basel Ⅱ) is applied from the end of March 2007, figures are calculated on the Basel Ⅱ basis.

【Mitsui Trust Holdings, Consolidated】 (Unit: yen billion, %)

	As of 6/07	As of 3/07
Total Capital	1,063.6	1,041.8
Tier1	789.0	764.5
Risk Adjusted Assets	8,232.5	8,584.1
Capital Adequacy Ratio	12.91	12.13
Tier1 Ratio	9.58	8.90
Required Capital *	658.6	686.7

* 8% of Risk Adjusted Assets

【CMTB, Consolidated】 (Unit: yen billion, %)

	As of 6/07	As of 3/07
Total Capital	973.5	955.9
Tier1	698.9	678.6
Risk Adjusted Assets	8,066.8	8,396.1
Capital Adequacy Ratio	12.06	11.38
Tier1 Ratio	8.66	8.08
Required Capital *	645.3	671.6

* 8% of Risk Adjusted Assets

【CMTB, Non-consolidated】 (Unit: yen billion, %)

	As of 6/07	As of 3/07
Total Capital	1,006.4	985.2
Tier1	732.9	708.8
Risk Adjusted Assets	7,997.3	8,315.2
Capital Adequacy Ratio	12.58	11.84
Tier1 Ratio	9.16	8.52
Required Capital *	639.7	665.2

* 8% of Risk Adjusted Assets

【MATB】 (Unit: yen billion, %)

	As of 6/07	As of 3/07
Total Capital	40.9	36.9
Tier1	40.9	36.9
Risk Adjusted Assets	125.8	125.7
Capital Adequacy Ratio	32.54	29.40
Tier1 Ratio	32.54	29.40
Required Capital *	5.0	5.0

* 4% of Risk Adjusted Assets

4. Net Unrealized Gains (Losses) on Available-for-sale Securities

【Mitsui Trust Holdings, Consolidated】 (Yen billion)

	As of 6/07				As of 3/07				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,506.0	418.2	509.5	91.3	3,348.1	393.7	465.9	72.1	157.9	24.4
Stocks	1,017.6	490.7	496.6	5.8	967.8	450.1	453.3	3.1	49.8	40.5
Bonds	1,601.1	(61.1)	0.0	61.1	1,467.5	(54.6)	0.0	54.7	133.6	(6.4)
Other	887.1	(11.3)	12.9	24.2	912.6	(1.7)	12.5	14.2	(25.5)	(9.5)
Held-to-maturity	688.4	(6.1)	-	6.1	694.9	(1.0)	0.7	1.8	(6.4)	(5.0)

《Reference》

	As of 6/06			
	Fair value	Net unrealized gains (losses)		
	(e)	(f)	Gains	Losses
Available-for-sale	3,338.2	212.4	332.9	120.4
Stocks	763.8	301.6	317.6	16.0
Bonds	1,830.5	(73.3)	0.2	73.5
Other	743.7	(15.8)	14.9	30.8
Held-to-maturity	279.8	(5.1)	0.0	5.1

【CMTB, Non-consolidated】 (Yen billion)

	As of 6/07				As of 3/07				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,232.1	329.6	420.0	90.3	3,073.4	311.1	382.5	71.4	158.6	18.5
Stocks	858.3	408.5	413.4	4.8	813.3	373.4	375.9	2.4	44.9	35.0
Bonds	1,499.3	(61.1)	0.0	61.1	1,359.6	(54.7)	0.0	54.7	139.6	(6.4)
Other	874.4	(17.7)	6.5	24.2	900.4	(7.6)	6.6	14.2	(25.9)	(10.0)
Held-to-maturity	688.3	(6.1)	-	6.1	694.8	(1.0)	0.7	1.8	(6.4)	(5.0)

《Reference》

	As of 6/06			
	Fair value	Net unrealized gains (losses)		
	(e)	(f)	Gains	Losses
Available-for-sale	3,127.0	135.9	255.6	119.7
Stocks	619.1	228.0	243.5	15.5
Bonds	1,778.2	(73.2)	0.2	73.5
Other	729.6	(18.8)	11.8	30.6
Held-to-maturity	268.4	(5.1)	0.0	5.1

5. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion)

	As of 6/07 (a)	(a-b)	As of 3/07 (b)
Interest rate transactions	(13.3)	(4.8)	(8.5)
Interest rate swaps	(13.3)	(4.8)	(8.5)
Currency transactions	1.1	0.0	1.0
Stock transactions	-	-	-
Bond transactions	-	-	-
Total	(12.1)	(4.7)	(7.4)

[Note] After application of deferred tax accounting

6. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion)

		As of 6/07 (a)	(a-b)	As of 3/07 (b)	《Reference》 As of 6/06
Banking account	Deposits	8,311.3	141.3	8,169.9	8,273.7
	Loans	7,215.7	(162.3)	7,378.0	7,228.8
JOMTs	Principals	1,143.0	(41.6)	1,184.6	1,274.1
	Loans	250.5	(13.5)	264.0	464.0
Loan Trusts	Principals	1,016.8	(48.2)	1,065.0	1,246.1
	Loans	475.8	(15.0)	490.8	640.2
Total	Deposits, Principals	10,471.2	51.4	10,419.7	10,794.1
	Loans	7,942.1	(190.9)	8,133.0	8,333.2

JOMTs: Jointly-operated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JOMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion)

	As of 6/07 (a)	(a-b)	As of 3/07 (b)	《Reference》 As of 6/06
Individuals	6,426.5	203.8	6,222.7	6,502.2
Corporations	1,603.6	(78.4)	1,682.1	1,583.1
Other	234.8	0.0	234.8	160.4
Total	8,265.1	125.3	8,139.7	8,245.8

[Note] Japan Offshore Market accounts are excluded.

7.Balance Sheets (Trust Account)

【CMTB】

(Yen billion)

	As of 6/07 (a)	(a-b)	As of 3/07 (b)	《Reference》 As of 6/06
Total assets	7,015.1	123.8	6,891.3	6,358.5
Loans and bills discounted	749.5	(30.1)	779.6	1,134.8
Securities	28.9	1.3	27.5	59.7
Beneficiary rights	2.6	(0.3)	2.9	4.0
Securities held in custody accounts	0.2	-	0.2	0.2
Monetary claims	1.6	(0.0)	1.7	2.9
Tangible Fixed Assets	4,768.2	167.9	4,600.2	-
Intangible Fixed Assets	11.6	4.1	7.4	-
Premises and equipment	-	-	-	3,801.0
Surface rights	-	-	-	1.7
Lease rights	-	-	-	5.8
Other claims	48.2	1.7	46.4	47.3
Due from banking account	1,171.9	(49.7)	1,221.7	1,095.5
Cash and due from banks	232.0	28.8	203.1	205.3
Total liabilities	7,015.1	123.8	6,891.3	6,358.5
Money trusts	1,124.6	(33.0)	1,157.7	1,237.8
Property formation benefit trusts	16.1	(0.1)	16.3	16.8
Loan trusts	788.5	(47.3)	835.8	1,016.8
Money in trust other than money trusts	0.3	(0.0)	0.3	0.3
Securities in trust	0.2	(0.0)	0.2	0.2
Money claims in trust	2.6	(0.1)	2.7	3.9
Equipment in trust	0.0	(0.0)	0.0	0.0
Real estate in trust	80.9	0.3	80.6	82.7
General trusts	5,001.5	204.3	4,797.2	3,999.6

【MATB】

(Yen billion)

	As of 6/07 (a)	(a-b)	As of 3/07 (b)	《Reference》 As of 6/06
Total assets	39,614.5	1,351.7	38,262.7	38,392.4
Securities	7,846.0	211.2	7,634.7	7,213.2
Beneficiary rights	29,880.4	1,133.3	28,747.0	29,411.6
Monetary claims	1,742.4	(45.8)	1,788.2	1,669.1
Other claims	79.1	46.1	32.9	37.4
Due from banking account	0.7	(0.1)	0.8	0.2
Cash and due from banks	65.6	6.8	58.7	60.6
Total liabilities	39,614.5	1,351.7	38,262.7	38,392.4
Money trusts	16,621.1	442.6	16,178.5	16,705.6
Pension trusts	6,774.2	116.6	6,657.5	6,249.1
Investment trusts	11,830.2	807.4	11,022.7	9,787.9
Money in trust other than money trusts	418.6	0.2	418.4	430.8
Securities in trust	1,152.1	47.5	1,104.6	914.8
Money claims in trust	1,775.1	(45.7)	1,820.9	1,702.1
General trusts	1,042.8	(16.9)	1,059.8	2,601.9

END